Exhibit 99.2
CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Shareholders of CANAGOLD RESOURCES LTD. (the “Company”) will be held at Suite 810 – 625 Howe Street, Vancouver, British Columbia, on Monday, the 21st day of June, 2021, at 1:30 p.m. (Vancouver time), for the following purposes:

1.
to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020, together with the report of the Auditors thereon;

2.
to re-appoint Smythe LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

3.
to determine the number of directors at five;

4.
to elect five directors for the ensuing year; and

5.
to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Meeting are an Information Circular and a form of proxy (or a voting instruction form if you hold common shares through a broker or other intermediary). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice of Meeting.

COVID-19: In light of ongoing concerns related to the spread of COVID-19, and in order to mitigate the potential risks to the health and safety associated with COVID-19, shareholders are strongly encouraged to vote on the matters before the Meeting by proxy (by following the procedure for voting provided in the form of proxy or voting information form) rather than attend the meeting in person. Shareholders wishing to attend the Meeting in person must contact the Company by email at philip@canagoldresources.com at least 48 hours prior to the date of the Meeting for further instructions. See “Caution Concerning COVID- 19 Pandemic” in the Information Circular for instructions regarding restrictions on attending and voting at the Meeting.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Only holders of common shares of record as at the close of business on May 12, 2021 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS “Scott Eldridge” (signed) Scott EldridgeChief Executive Officer